James M. Young, Esq.
                                                            Corporate Counsel



                                       September 16, 2005


Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

     Re:  Cytec Industries, Inc. (the "Company")
          (Form S-3, Fi1e No. 333-127507)
          -------------------------------

Dear Ms. Long:


Enclosed herewith is Amendment No. 1 to the Company's Registration Statement on Form S-3. This amendment is being filed to amend Part II to include the expense information for Item 14-"Other Expenses of Issuance and Distribution" and also to provide the independent accountants' consents.

If you have any questions or comments regarding the enclosed materials, please feel free to call me at (973) 357-3131 or Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312.

                                                              Very truly yours,

                                                              /s/ James M. Young
                                                              James M. Young




cc:  Craig Slivka, Securities and Exchange Commission
     Chris Edwards, Securities and Exchange Commission
     Roy Smith, Esq., Cytec Industries, Inc.
     Robert W. Downes